As filed with the Securities and Exchange Commission on September 22, 2006	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Hong Kong
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

388 Greenwich Street, 14th Floor
New York, New York 10013
(212) 816-6690
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Donald J. Puglisi
850 Library Avenue – Suite 204
Newark, DE 19711
Telephone No. 302 738 6680
Facsimile No. 302 738 7210
(Address, including zip code, and telephone number, including area code of agent for service)

________________________________

Copies to:
Patricia Brigantic, Esq.
Citibank, N.A.
388 Greenwich Street, 19th Floor
New York, New York 10013
(212) 816-0885

__________________________________________________

It is proposed that this filing become effective under Rule 466:

☑	immediately upon filing.
☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box ☐.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each representing one (1) ordinary share, par value HK$2.00 per share, of Henderson Land Development Company Limited.	50,000,000	$5.00	$2,500,000.00	$267.50
*	Each unit represents 100 American Depositary Shares.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt - Introductory paragraph

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt - top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt - Introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs 15 and 16

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph 13

	(iv)	The transmission of notices, reports and proxy soliciting aterial	Reverse of Receipt - Paragraphs 15 and 16

	(v)	The sale or exercise of rights	Face of Receipt - Paragraph 9 Reverse of Receipt - Paragraphs 13 and 15

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs 3 and 7 Reverse of Receipt - Paragraphs 13 and 17

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs 20 and 21 (no provision for extension)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Face of Receipt - Paragraph 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt - Paragraphs 2, 3, 4, 5, 6, 7, 8 and 9

	(x)	Limitation upon the liability of the depositary	Face of Receipt - Paragraph 6 Reverse of Receipt - Paragraphs 18 and 19

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Face of Receipt - Paragraph 9

Item 2. AVAILABLE INFORMATION			Reverse of Receipt - Paragraph 12

Henderson Land Development Company Limited furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The documents described therein can be inspected by holders of ADRs and copied at public reference facilities maintained by the Commission located at 100 F. Street, N.E., Washington, D.C. 20549 and at the principal executive office of the depositary.

PROSPECTUS

THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a) Deposit Agreement, dated as of April 26, 1995, among Henderson Land Development Company Limited (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders of American Depositary Receipts (“ADRs”) (including the form of American Depositary Receipt (“ADR”) to be issued thereunder). -- Filed herewith as Exhibit (a).

(b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. -- None.

(c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. -- None.

(d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

(e) Rule 466 Certification. -- Filed herewith as Exhibit (e).

(f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on signature pages hereto.

Item 4. UNDERTAKINGS

a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

II - 1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, dated as of April 26, 1995, among Henderson Land Development Company Limited, Citibank, N.A., as depositary, and all Holders of American Depositary Receipts, evidencing the American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of September, 2006.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing one (1) ordinary share, par value HK$2.00 per share, of Henderson Land Development Company Limited.

CITIBANK, N.A., as Depositary

By:	/s/ Emi Mak

Name:	Emi Mak
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Henderson Land Development Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on the 22nd day of September, 2006.

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

By:	/s/ Mr. Colin Lam Ko Yin

	Name:	Mr. Colin Lam Ko Yin
	Title:	Vice Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Colin Lam Ko Yin and Mr. Lee King Yue, (with full power to each of them to act alone), to act as his true and lawful attorney(s)-in-fact and agent(s), with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on September 22, 2006.

Name	Title

/s/ Dr. Lee Shau Kee	Chairman and Chief Executive Officer

Dr. Lee Shau Kee

/s/ Mr. Lee Ka Kit	Vice Chairman

Mr. Lee Ka Kit

/s/ Mr. Lee Ka Shing	Vice Chairman

Mr. Lee Ka Shing

/s/ Mr. Colin Lam Ko Yin	Vice Chairman

Mr. Colin Lam Ko Yin

/s/ Mr. Alexander Au Siu Kee	Chief Financial Officer (Principal Financial Officer/ Principal Accounting Officer or Controller)

Mr. Alexander Au Siu Kee

/s/ Madam Fung Lee Woon King	Director

Madam Fung Lee Woon King

/s/ Mr. John Yip Ying Chee	Director

Mr. John Yip Ying Chee

/s/ Mr. Lee King Yue	Director

Mr. Lee King Yue

/s/ Donald J. Puglisi	Authorized Representative in the United States

Donald J. Puglisi

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Deposit Agreement, dated as of April 26, 1995

(d)	Opinion of counsel to Depositary

(e)	Certification under Rule 466